SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
       Pursuant to Section 14(d)(9) of the Securities Exchange Act of 1934

                          COINMACH LAUNDRY CORPORATION
                            (Name of Subject Company)

                          COINMACH LAUNDRY CORPORATION
                        (Name of Person Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    19259L101
                      (CUSIP Number of Class of Securities)

                                ----------------

                                 Robert M. Doyle
                             Chief Financial Officer
                          COINMACH LAUNDRY CORPORATION
                                 55 Lumber Road
                             Roslyn, New York 11576
                                 (516) 484-2300


            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)


                                 With a copy to:

                                 Ronald S. Brody
                              Mayer, Brown & Platt
                                  1675 Broadway
                            New York, New York 10019
                                 (212) 506-2500


/x/ Check the box if the filing relates solely to preliminary communications made before the announcement of a tender offer.*

*This Schedule 14d-9 relates to the offer by CLC Acquisition Corporation.

CONTACT:
Stephen M. Banker; (212) 735-2760
May 15, 2000

FOR IMMEDIATE RELEASE:
----------------------

                      COINMACH LAUNDRY CORPORATION ACCEPTS
                      $14.25 PER SHARE ACQUISITION PROPOSAL

NEW YORK, NEW YORK, May 15, 2000 -- Coinmach Laundry Corporation announced today that it has entered into a definitive agreement and plan of merger with CLC Acquisition Corporation, an affiliate of GTCR Golder Rauner, LLC. Pursuant to the definitive agreement, CLC will acquire all of Coinmach's outstanding common stock for $14.25 per share in cash, representing a premium of approximately 78% over Coinmach's last reported trading price. Coinmach's board of directors has unanimously approved the transaction.

The definitive agreement contemplates that CLC will commence a tender offer to purchase all of Coinmach's outstanding common stock within the next ten business days. The transaction is subject to certain customary terms and conditions, including the valid tender of at least a majority of Coinmach's outstanding shares. Receipt of financing by CLC is not a condition to closing. Any shares not purchased in the tender will be acquired for the same price in cash in a second step merger, except for certain shares held by members of Coinmach's senior management who are required to maintain an investment in Coinmach as a condition to the offer. The transaction is expected to close in early July. Affiliates of GTCR Golder Rauner, LLC, who own approximately 23% of Coinmach's issued and outstanding common stock, intend to tender their shares in the transaction. Jefferies & Company, Inc. is acting as dealer manager in connection with the tender offer.

This release is for informational purposes only, is not an offer to buy or a solicitation of an offer to sell any shares of Coinmach common stock, and is not a solicitation of a proxy. The solicitation of offers to purchase shares of Coinmach common stock will only be made pursuant to the offer to purchase and related materials that CLC will be mailing to Coinmach's stockholders, and that will be filed with the Securities and Exchange Commission ("SEC") as part of the tender offer statement. Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this release when they become available, because they will contain important information. Stockholders may obtain a free copy of these statements (when available) and other documents filed by CLC and Coinmach at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to CLC. The solicitation/recommendation statement and such other documents may be obtained for free by directing such requests to Coinmach.

Certain statements in this release that are not historical in nature are forward-looking statements. Although Coinmach believes that its expectations are based upon reasonable assumptions, there can be no assurance that such expectations will be realized. In addition, such forward looking statements are subject to known and unknown risks or uncertainties that may cause actual results in the future to differ materially from forecasted results. Among the key factors that could cause results to differ materially are: (i) the inability of the parties to the definitive agreement to complete the proposed acquisition;
(ii) actions by customers, shareholders, regulators and others following the announcement of the proposed transaction; (iii) stock market and financing market conditions; (iv) business and economic conditions in the United States market in which Coinmach operates; and (v) other risks more fully described in Coinmach's filings with the SEC. Coinmach does not undertake any obligation to update the information contained herein, which speaks only as of the date of this release.

Coinmach  Laundry   Corporation   [NASDAQ:   WDRY],   through  its  wholly-owned
subsidiaries, is the leading supplier of outsourced laundry equipment services for multi-family properties in the United States.